Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands of U.S. dollars except ratios)

	Nine Months Ended September 30	Fiscal Year Ended December 31
	2011	2010	2009	2008	2007	2006
Earnings per Financial Statements	$834,732	$3,107,938	$2,548,929	$1,197,065	$2,578,098	$2,305,169
Add:
Provision for income taxes	383,868	559,177	527,627	370,052	575,475	523,267
Fixed charges	207,362	251,287	252,782	255,704	198,722	199,811

Earnings for Computation	$1,425,962	$3,918,402	$3,329,338	$1,822,821	$3,352,295	$3,028,247

Fixed Charges
Interest Expense(1)	$186,659	$223,682	$224,858	$230,030	$174,870	$175,698
One third of payments under operating leases	20,703	27,605	27,924	25,674	23,852	24,113

Total Fixed Charges	$207,362	$251,287	$252,782	$255,704	$198,722	$199,811

Ratio of Earnings to Fixed Charges	6.9	15.6	13.2	7.1	16.9	15.2

Preferred Share Dividends	$—	$—	$—	$23,921	$44,851	$44,851

Total Fixed Charges and Preferred Share Dividends	$207,362	$251,287	$252,782	$279,625	$243,573	$244,662

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.9	15.6	13.2	6.5	13.8	12.4

(1)	The Company recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e. excluded from interest expense).